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Exhibit 99.1

Letter to the Shareholders

March 22, 2002

To the Shareholders:

        New Year's Day 2002 had a much different aura than the normal expectant and excited feelings usually found at the beginning of a new year. The most common response I heard from people was that they were glad that 2001 was over and maybe life would start to get better again. It was a difficult year, both for businesses and as a nation. Most of us know somebody who was affected by the sharp economic downturn or by the tragedy of September 11. As we have opportunity, let us show kindness and generosity to those in need.

        The impact of the national economic slowdown was definitely felt at our Company. The total sales revenue decreased by 19.5% compared to 2000. In the Speed Monitoring Division, this was due to reduced sales to production machinery builders and also there were fewer sales for plant expansions because of the over-capacity that was caused by facilities reducing their production in order to use up excess inventory. The AutoData Systems Division had relatively stable sales throughout the year and finished with a small profit. Most of the decrease in AutoData Systems sales compared to 2000 was due to the large backlog of Scannable Office sales that were ordered at the end of 1999, but shipped in 2000.

        There have been two significant changes in our business operations this past year. In June, we combined the Drive Control Systems precision motor control products into the Speed Monitoring product line. This will allow us to better serve our customers by having a product offering that ranges from sensors to synchronizing controls in a single catalog. Customer feedback on this has been positive and marketing expenses were also reduced as a result. The second significant change in operations was the sale of the Microflame miniature torch business in May. We were pleased to find a buyer desiring to expand the product line and continue to manufacture the replacement accessories.

        We are developing new products for vibration monitoring and motor speed control. Both products will be in new market niches for us and can also be used by our existing customers. The EZ-100 mounting system for our sensors and speed switches was introduced last year and has been well received by customers due to its ease of installation and ruggedness. AutoData Systems is completing development of a new data collection software product which should be released in second quarter. This has new features based on customer input and is compatible with our installed software base.

        In 2001, Electro-Sensors paid $374,465 in cash dividends to its shareholders reflecting the 50% stock dividend in February 2001. Our balance sheet shows that we have strength to move into the future. Be assured that we will work diligently on new products and market opportunities for corporate growth. I want to thank each of our shareholders for your support and confidence in us. Please join us for our annual meeting at the Radisson Hotel South in Bloomington on April 17, 2002 at 2:00 p.m.

Sincerely,

Bradley D. Slye

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